FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Monique van Oord, Chief Financial Officer of Teryl Resources Corp., certify the following:

1.

Review:     I   have   reviewed   the   interim   financial   statements   and   interim   MD&A

(together  the  interim  filings)  of  Teryl  Resources  Corp.  (the  issuer)  for  the  interim period ending February 28, 2010.

2.

No  misrepresentations:    Based  on  my  knowledge,  having  exercised  reasonable

diligence,  the  interim  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or omit  to  state  a  material  fact  required  to  be  stated  or  that  is  necessary  to  make  a statement  not  misleading  in  light  of  the  circumstances  under  which  it  was  made,  for the period covered by the interim filings.

3.

Fair  presentation:  Based on my knowledge, having exercised reasonable diligence,

the  interim  financial  statements  together  with  the  other  financial  information  included in  the  interim  filings  fairly  present  in  all  material  respects  the  financial  condition,

results  of  operations  and  cash  flows  of  the  issuer,  as  of  the  date  of  and  for  the periods presented in the interim filings.

Date:  April 29, 2010

Signature:

“Monique van Oord”

Monique van Oord

Chief Financial Officer

NOTE TO READER

In  contrast  to  the  certificate  required  for  non-venture  issuers  under  National  Instrument  52-109

Certification  of  Disclosure  in  Issuers'  Annual  and  Interim  Filings  (NI  52-109),  this  Venture  Issuer

Basic    Certificate    does    not    include    representations    relating    to    the    establishment    and

maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial

reporting   (ICFR),   as   defined   in   NI   52-109.     In   particular,   the   certifying   officers   filing   this

certificate are not making any representations relating to the establishment and maintenance of

(i)

controls   and   other   procedures   designed   to   provide   reasonable

assurance that information required to be disclosed by the issuer in its annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under

securities    legislation    is    recorded,    processed,    summarized    and

reported within the time periods specified in securities legislation; and

(ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of

financial   reporting   and   the   preparation   of   financial   statements   for

external purposes in accordance with the issuer’s GAAP.

The  issuer's  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this

certificate.   Investors  should  be  aware  that  inherent  limitations  on  the  ability  of  certifying  officers of  a  venture  issuer  to  design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as defined  in  NI  52-109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency  and timeliness of interim and annual filings and other reports provided under securities legislation.